

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 17, 2009

Via Facsimile and U.S. Mail

Don R. Madison
Chief Financial and Administrative Officer
Powell Industries, Inc.
8550 Mosley Drive
Houston, Texas 77075-1180

>   **Re: Powell Industries, Inc.**
>   **Form 10-K for the fiscal year ended September 30, 2008**
>   **Schedule 14A Proxy Statement filed January 15, 2009**
>   **File No. 1-12488**

Dear Mr. Madison:

   We have reviewed your letter dated March 5, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

1.   We note your response to prior comment 7. We note that as a result of the error you identified, your income before interest, income taxes and minority interest for the 11 months ended September 30, 2006 was overstated by approximately 10.2%. Please explain to us how you concluded that the error was not material to

your financial statements. Please provide us with your complete materiality analysis for the year ended September 30, 2006.

Note I. Income Taxes, page 53

2.   We have reviewed your response to prior comment 10. Rule 4-08(h)(1)(i) of Regulation S-X requires disclosure of the foreign components of income (loss) before income tax expense (benefit) to the extent that such amounts exceed 5% of your income (loss) before income tax expense (benefit). If your foreign income (loss) before income tax expense (benefit) exceeds 5% of your total income (loss) before income tax expense (benefit) in future filings, please revise to comply.

Item 13. Certain Relationships and Related Transactions…, page 61

3.   We note your response to prior comment 11. Please provide us with the information required under Item 201(d) of Regulation S-K. In addition, it is not clear why you believe that you do not have any information to disclose under Item 13 of Form 10-K as you state in your response. Even if you did not have reportable transactions within the scope of subsection (a) of Item 404 of Regulation S-K, you still must provide the disclosure required by subparagraph (b) of Item 404. Please advise.

Schedule 14A Proxy Statement filed January 15, 2009

Executive Compensation, page 13

4.   We note your response to prior comment 17. Please clarify how you believe the disclosure on pages 14 and 15 of your proxy statement provides the type of analytical disclosure that is required under Item 402(b) of Regulation S-K. The disclosure on page 15 indicates that the Compensation Committee considers individual responsibilities, competitive market data, stock price performance, and individual and company performance when determining the type, size, and conditions of long-term equity compensation. Yet, we cannot locate any corresponding disclosure that addresses how the Committee's consideration of these factors resulted in the specific allocations of equity compensation in 2008. Please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the equity awards made to your named executive officers in 2008 and describe why the Compensation Committee believed those amounts were appropriate in light of the factors it considered.

5.   We note your response to prior comment 18. You have not provided a description of the specific items of corporate and individual performance that you consider

when determining the different forms and levels of compensation awarded in 2008. In addressing the specific factors the Compensation Committee considers in determining the compensation of your named executive officers, please include a discussion of the specific items of corporate or individual performance that are taken into account in setting compensation policies or making compensation decisions. We will revisit your competitive harm analysis once you provide us with the specific items of corporate and individual performance that you utilize for purposes of deriving your named executive officers' compensation.

6.   We note that in your response to prior comment 20 you appear to state that you will provide SFAS 123R grant date fair value of each share-based award disclosed in the Grants of Plan Based Awards table, however the summary compensation table requires disclosure of the amount recognized for financial statement reporting purposes with respect to the fiscal year for awards of stock or options. Please clarify.

7.   We note your response to prior comment 21. You appear to agree to include the information relating to your short term incentive plan in the Grants of Plan Based Awards table, while changing the description so you no longer describe it as a plan. Please clarify whether you are treating the short term incentive plan as a plan as defined in Item 402(a)(6)(ii)-(iii) of Regulation S-K.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Don R. Madison
Powell Industries, Inc.
March 17, 2009
Page 4

   You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Jay Ingram, Special Counsel at (202) 551-3397 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                           Sincerely,

                           Kevin L. Vaughn
                           Accounting Branch Chief